Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL MEETING
OF APRIL 20, 2012

DATE, TIME AND PLACE: On April 20, 2012 at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

CHAIR: Claudia Politanski, Chairman and Leila Cristiane Barboza Braga de Melo, Secretary.

QUORUM: More than two thirds of the voting stock.

CONVENING NOTICE: Published in the newspapers Valor Econômico, editions of April 5 (page C1), April 9 (page C1) and April 10, 2012 (page C1) and Diário Oficial do Estado de São Paulo, (the Official Gazette of the State of São Paulo) editions of April 5 (page 65), 6 (page 31) and April 10, 2012 (page 73).

RESOLUTIONS ADOPTED BY THE MAJORITY OF ATTENDEES:

Pursuant to the Proposal of the Board of Directors of March 29, 2012, the use of preferred shares issued by the Company (ITUB4) as compensation of its executives and of executives of companies controlled by it was approved.

In order to limit the maximum dilution to which the stockholder is subject, approval was also given as follows such that:

(i) the sum total (a) of the shares to be used as compensation pursuant to National Monetary Council (“CMN”) Resolution 3,921/2010, and (b) the quantity of options granted within the scope of the Company’s Stock Option Plan, does not surpass the limit of 0.5% (half percent) of the total shares of the Company which the majority and minority stockholders hold on the date of the closing balance sheet for the same fiscal year; and

(ii) in a given fiscal year, in the event of the quantity of (a) shares used for the purpose of compensation and (b) options granted for the purposes of the Company’s Stock Option Plan amounting to less than the ceiling of 0.5% (half percent) of the total sum of the shares, the difference may be added for the purposes of compensation or stock option grants in any one of the following 7 (seven) fiscal years.

In the purposes of calculating the limit for shares to be used for compensation, the year to which the compensation relates should be considered irrespective of the year in which it was effectively paid.

EXTRAORDINARY GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 20, 2012 AT 3:00PM	Page 2

The publication of the minutes of the Meeting omitting the names of stockholders present was also approved pursuant to Paragraph 2, Article 130 of Law 6,404/76.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of votes.

FILED DOCUMENTS: The Proposal of the Board of Directors of March 29, 2012, the Stockholder Statements and Voting Declarations filed at the registered offices of the Company, authenticated by the Chair of the Meeting.

CONCLUSION: There being no further matters on the agenda and no manifestation from the floor, the work of the meeting was declared concluded, these minutes being drafted, read, approved and then signed by all. São Paulo (SP), April 20, 2012. (signed) Claudia Politanski - Chairman; Leila Cristiane Barboza Braga de Melo – Secretary.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer